PRICING SUPPLEMENT	Filed Pursuant to Rule 424(b)(3) Registration No. 333-109802
(To prospectus supplement and prospectus dated November 26, 2003)
Pricing Supplement Number: 2413

1,900,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

97% Protected Notes

Linked to the Performance of the Nikkei 225 Index

due January 22, 2010

(the “Notes”)

$10 original public offering price per unit

The Notes:

•   Minimum repayment will not be less than 97% of the $10 original public offering price per unit.

•   There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•   Senior unsecured debt securities of Merrill Lynch & Co., Inc. part of a series entitled “Medium-Term Notes, Series C”.

•   The Notes are designed for investors who are seeking exposure to the Nikkei 225 Index (index symbol “NKY”), willing to forego interest payments on the Notes and willing to risk losing up to $.30 per unit if the value of the Nikkei 225 Index declines or does not increase sufficiently over the term of the Notes.

•   Expected settlement date: November 30, 2004.

•   The Notes will not be listed on any securities exchange.

•   CUSIP No.: 59021S844

Payment on the maturity date:

•   The amount you receive on the maturity date will be based upon the percentage change in the level of the Nikkei 225 Index over the term of the Notes. On the maturity date, you will receive a payment per unit equal to the sum of $9.70 and an additional amount, which may be zero, based on the percentage increase, if any, in the level of the Nikkei 225 Index multiplied by a participation rate equal to 115%, as described in this pricing supplement. If the level of the Nikkei 225 Index decreases or has not increased sufficiently, on the maturity date you will receive less than the $10 original public offering price per unit, which may result in a loss of some of your investment. The level of the Nikkei 225 Index must increase by a percentage equal to 2.61%, in order for you to receive at least the $10 original public offering price per unit. In no event, however, will you receive less than $9.70 per unit.

Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement and the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$19,000,000
Underwriting discount	$.30	$570,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.70	$18,430,000

Merrill Lynch & Co.

The date of this pricing supplement is November 24, 2004.

Pricing Supplement

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the 97% Protected Notes Linked to the Performance of the Nikkei 225 Index due January 22, 2010 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the Nikkei 225 Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section of this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on January 22, 2010. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss of some of your investment. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.

Who publishes the Index and what does the Index measure?

The Nikkei 225 Index is a stock index published by Nihon Keizai Shimbun, Inc. that measures the composite price performance of selected Japanese stocks. The Index is currently based on 225 common stocks traded on the Tokyo Stock Exchange (the “TSE”) and represents a broad cross section of the Japanese industry. All 225 of those stocks (the “Underlying Stocks”) are stocks listed in the First Section of the TSE and are, therefore, among the most actively traded stocks on the TSE. The Index is a modified, price-weighted index, which means an Underlying Stock’s weight in the Index is based on its price per share rather than the total market capitalization of the issuer.

Please note that an investment in the Notes does not entitle you to any ownership interest in the Underlying Stocks of the companies included in the Index or the value of any dividends paid on those Underlying Stocks.

How has the Index performed historically?

We have included a graph showing the year-end closing level of the Index for each year from 1967 through 2003 and a graph and table showing the month-end closing level of the Index from January 1999 through October 2004 in the section entitled “The Index—Historical Data on the Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What will I receive upon on the maturity date of the Notes?

On the maturity date, for each unit of the Notes you own, you will receive a payment equal to the sum of two amounts: the “Minimum Redemption Amount” and the “Supplemental Redemption Amount”, if any.

Minimum Redemption Amount

The “Minimum Redemption Amount” per unit is $9.70.

Supplemental Redemption Amount

The “Supplemental Redemption Amount” per unit will equal:

$10 ×	(	Ending Value – Starting Value Starting Value	)	×	Participation Rate

but will not be less than zero.

As a result of the foregoing, the level of the Index will need to increase by a percentage equal to 2.61% in order for you to receive an amount at maturity equal to the $10 original public offering price per unit. If the level of the Index declines or does not increase sufficiently, you will receive less than the $10 original public offering price per unit. In no event, however, will you receive less than $9.70 per unit.

The “Starting Value” equals 10,872.33, the closing level of the Index on the date the Notes were priced for initial sale to the public (the “Pricing Date”).

The “Ending Value” means the average, arithmetic mean, of the levels of the Index at the close of the market on five business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a sufficient number of Underlying Stocks or certain futures or options contracts relating to the Index.

The “Participation Rate” will equal 115%.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Examples

Set forth below are three examples of Supplemental Redemption Amount calculations:

Example 1—On the maturity date, the value of the Basket is 90% of the Starting Value:

Minimum Redemption Amount: $9.70

Starting Value: 10,872.33

Hypothetical Ending Value: 9,785.10

Supplemental Redemption Amount (per unit) = $10 ×	(9,785.10–10,872.33)	× 115%	= $0	(Supplemental Redemption Amount cannot be less than zero)
10,872.33

Total payment on the maturity date (per unit) = $9.70 + $0 = $9.70

Example 2—On the maturity date, the value of the Basket is 102% of the Starting Value:

Minimum Redemption Amount:  $9.70

Starting Value: 10,872.33

Hypothetical Ending Value: 11,089.78

Supplemental Redemption Amount (per unit) = $10 ×	(11,089.78–10,872.33)	× 115%	= $0.23
10,872.33

Total payment on the maturity date (per unit) = $9.70 + $0.23 = $9.93

Example 3—On the maturity date, the value of the Basket is 110% of the Starting Value:

Minimum Redemption Amount: $9.70

Starting Value: 10,872.33

Hypothetical Ending Value: 11,959.56

Supplemental Redemption Amount (per unit) = $10 ×	(11,959.56–10,872.33)	× 115%	= $1.15
10,872.33

Total payment on the maturity date (per unit) = $9.70 + $1.15= $10.85

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but will instead receive the Minimum Redemption Amount plus the Supplemental Redemption Amount, if any, on the maturity date. We have designed the Notes for investors who are seeking exposure to the Index, willing to forego market interest payments on the Notes, such as fixed or floating interest rates paid on standard senior non-callable debt securities, and willing to risk losing up to $.30 per unit if the value of the Index declines or does not increase sufficiently over the term of the Notes.

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until the maturity date. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual cash payment on the maturity date will be, or that the actual cash payment on the maturity date will even exceed $9.70 per unit of the Notes. We have determined that this estimated yield will equal 3.72% per annum, compounded semiannually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a unit of the Notes for $10 and hold the unit until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from the unit each year: $0.0324 in 2004, $0.3745 in 2005, $0.3908 in 2006, $0.4052 in 2007, $0.4208 in 2008, $0.4423 in 2009 and $0.0314 in 2010. However, in 2010, the amount of ordinary income that you will be required to pay taxes on from owning each unit of the Notes may be greater or less than $0.0314, depending upon the cash payment on the maturity date you receive. Also, if the cash payment on the maturity date is less than $12.0974, you may have a loss which you could deduct against other income you may have in 2010, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop” in this pricing supplement.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the redemption amount payable to you on the maturity date. Under certain circumstances, these duties could result in a conflict of interest between the status of MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes at maturity. The payment you receive on the maturity date on the Notes will depend on the change in the level of the Index. Because the level of the Index is subject to market fluctuations, the amount of cash you receive on the maturity date may be more or less than the $10 original public offering price per unit. If the Ending Value is less than or equal to the Starting Value, the amount you receive on the maturity date will be less than the $10 original public offering price per unit. As a result, you may lose some of your investment in the Notes. Even if the Ending Value is greater than the Starting Value, the increase in the level of the Index may not be sufficient for the amount you will receive on the maturity date to exceed the $10 original public offering price per unit. The amount you receive on the maturity date will, however, never be less than $9.70 per unit.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owing the stocks included in the Index

The return on your Notes will not reflect the return you would realize if you actually owned the Underlying Stocks and received the dividends paid on those Underlying Stocks because the level of the Index is calculated by reference to the prices of the Underlying Stocks without taking into consideration the value of dividends paid on those Underlying Stocks.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the level of the Index. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Index is expected to affect the trading value of the Notes.    We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index exceeds or does not exceed the Starting Value. If you choose to sell your Notes when the level of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the Index will continue to fluctuate until the Ending Value is determined.

Changes in the levels of interest rates are expected to affect the trading value of the Notes.    We expect that changes in interest rates will affect the trading value of the Notes. In general, if United States interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect that the trading value of the Notes will increase. In general, if interest rates in Japan increase, we expect that the trading value of the Notes will increase and, conversely, if interest rates in Japan decrease, we expect that the trading value of the Notes will decrease. The level of interest rates in Japan may also affect the Japanese economy and, in turn, the level of the Index. Rising interest rates may lower the level of the Index and, thus, may decrease the trading value of the Notes. Falling interest rates may increase the level of the Index and, thus, may increase the trading value of the Notes.

Changes in the volatility of the Index are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes will decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the level of the Index. This difference will reflect a “time premium” due to expectations concerning the level of the Index during the period before the stated maturity of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in dividend yields on the stocks included in the Index are expected to affect the trading value of the Notes.    In general, if dividend yields on the stocks included in the Index increase, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on these stocks decrease, we expect that the trading value of the Notes will increase.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase in the level of the Index on the maturity date, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however that the effect on the trading value of the Notes of a given change in the level of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Risks associated with the Japanese securities markets

The Underlying Stocks that constitute the Index have been issued by Japanese companies. You should be aware that investments in securities indexed to the value of Japanese equity securities involve certain risks. The Japanese securities markets may be more volatile than the United States or other securities markets and may be affected by market developments in different ways than the United States or other securities markets. Direct or indirect government intervention to stabilize the Japanese securities markets and cross-shareholdings in Japanese companies on those markets may affect prices and volume of trading on those markets. Also, there is generally less publicly available information about Japanese companies than about those United States companies that are subject to the reporting requirements of the Securities and Exchange Commission, and Japanese companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices in Japan are subject to political, economic, financial and social factors that apply in Japan. These factors, which could negatively affect the Japanese securities markets, include the possibility of recent or future changes in the Japanese government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other Japanese laws or restrictions applicable to Japanese companies or investments in Japanese equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the Japanese economy may differ favorably or unfavorably from the United States economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Underlying Stocks or futures or options contracts on the Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligation to pay the redemption amount payable to you on the maturity date. These transactions could affect the price of these stocks and, in turn, the level of the Index in a manner that would be adverse to your investment in the Notes.

Potential conflicts of interest could arise

Our subsidiary MLPF&S is our agent for the purposes of calculating, among other things, the Ending Value and the redemption amount payable to you on the maturity date. Under certain circumstances, the role of MLPF&S as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the sections entitled “Description of the Notes—Adjustments to the Index; Market Disruption Events” and “—Discontinuance of the Index” in this pricing supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the redemption amount payable to you on the maturity date. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, the companies included in the Index or providing advisory services to the companies included in the Index, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to the companies included in the Index and, in addition, one or more affiliates of ML&Co. may publish research reports about the companies included in the Index. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the companies included in the Index does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences

You should consider the tax consequences of investing in the Notes. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on January 22, 2010. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59021S844.

While on the maturity date a holder of a Note will receive an amount equal to the sum of the Minimum Redemption Amount plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment on the Maturity Date”.

The Notes will not be subject to redemption by ML&Co. or at the option of any holder of the Notes before the maturity date. If an Event of Default occurs with respect to the Notes, holders of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this pricing supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, a holder of a Note will be entitled to receive the Minimum Redemption Amount of that Note plus a Supplemental Redemption Amount, if any, all as provided below. If the Ending Value does not exceed the Starting Value, a holder of a Note will be entitled to receive only the Minimum Redemption Amount of the Note.

The “Minimum Redemption Amount” for a Note is $9.70.

The “Supplemental Redemption Amount” for a Note will be determined by the calculation agent and will equal:

$10 ×	(	Ending Value – Starting Value Starting Value	)	× Participation Rate

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

As a result of the foregoing, the level of the Index will need to increase by a percentage equal to 2.61% in order for you to receive an amount on the maturity date equal to the $10 original public offering price per unit. If the level of the Index decreases or does not increase sufficiently, on the maturity date you will receive less than the $10 original public offering price per unit. In no event, however, will you receive less than $9.70.

The “Starting Value” equals 10,872.33, the closing level of the Index on the date the Notes were priced for initial sale to the public (the “Pricing Date”).

The “Ending Value” will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing levels of the Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average, arithmetic mean, of the closing levels of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under “—Adjustments to the Index; Market Disruption Events”) on that scheduled Index Business Day.

The “Participation Rate” will equal 115%.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means any day on which the New York Stock Exchange (the “NYSE”), the American Stock Exchange (the “AMEX”) and The Nasdaq Stock Market (the “Nasdaq”) are open for trading and the Index or any successor index is calculated and published.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for a range of hypothetical Ending Values of the Index:

•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date for each Note;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the Underlying Stocks, which includes an assumed aggregate dividend yield of 0.95% per annum, as more fully described below.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per Note	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return of Underlying Stocks(1)(2)
6,523.40	-40.00%	$ 9.70	-3.00%	-0.59%	-8.47%
7,610.63	-30.00%	$ 9.70	-3.00%	-0.59%	-5.75%
8,697.86	-20.00%	$ 9.70	-3.00%	-0.59%	-3.31%
9,785.10	-10.00%	$ 9.70	-3.00%	-0.59%	-1.09%
10,872.33(3)	0.00%	$ 9.70	-3.00%	-0.59%	0.95%
11,144.14	2.50%	$ 9.99	-0.10%	-0.02%	1.44%
11,415.95	5.00%	$10.28	2.80%	0.54%	1.92%
11,959.56	10.00%	$10.85	8.50%	1.59%	2.85%
13,046.80	20.00%	$12.00	20.00%	3.57%	4.62%
14,134.03	30.00%	$13.15	31.50%	5.39%	6.29%
15,221.26	40.00%	$14.30	43.00%	7.07%	7.86%
16,308.50	50.00%	$15.45	54.50%	8.63%	9.35%
17,395.73	60.00%	$16.60	66.00%	10.09%	10.76%
18,482.96	70.00%	$17.75	77.50%	11.46%	12.12%
19,570.19	80.00%	$18.90	89.00%	12.76%	13.41%
20,657.43	90.00%	$20.05	100.50%	13.98%	14.66%
21,744.66	100.00%	$21.20	112.00%	15.14%	15.85%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from November 30, 2004 to January 22, 2010, a term equal to that of the Notes.
(2)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the Underlying Stocks that equals the percentage change in the Index from the Starting Value to the relevant hypothetical Ending Value;
(b)	a constant dividend yield of 0.95% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this level increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and
(c)	no transaction fees or expenses.

(3)	This is the Starting Value.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Adjustments to the Index; Market Disruption Events

If at any time Nihon Keizai Shimbum, Inc. (“NKS”) makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(a)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Index or any successor index; or

(b)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to the Index, or any successor index, which are traded on any major U.S. exchange.

For the purposes of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contract will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension or material limitation of trading in futures or options contracts related to the Index; and

(4)	an absence of trading on the TSE will not include any time when the TSE is closed for trading under ordinary circumstances.

As a result of terrorist attacks, the financial markets were closed from September 11, 2001 through September 14, 2001, and levels of the Index are not available for those dates. Those market closures would have constituted Market Disruption Events. The occurrence of a Market Disruption Event could effect the calculation of the payment you may receive on the maturity date. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

Discontinuance of the Index

If NKS discontinues publication of the Index and NKS or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the calculation agent’s notification of that determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by NKS or any other entity for the Index and calculate the Ending Value as described above under “—Payment on the Maturity Date”. Upon any selection by the calculation agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that NKS discontinues publication of the Index, and:

•	the calculation agent does not select a successor index; or

•	the successor index is not published on any of the Calculation Days,

the calculation agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If NKS discontinues publication of the Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value; or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the redemption amount payable to you on the maturity date as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the TSE, the NYSE, the AMEX and the Nasdaq are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Minimum Redemption Amount and the Supplemental Redemption Amount, if any, calculated as though the date of acceleration were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $10 original public offering price per unit plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of 2.0% per annum, to the extent that payment of any interest is legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE INDEX

All disclosure contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, unless otherwise stated, has been derived from the Stock Market Indices Data Book published by NKS and other publicly available sources. The information reflects the policies of NKS as stated in these sources and these policies are subject to change at the discretion of NKS.

The Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Index is currently based on 225 Underlying Stocks trading on the TSE and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Index are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange.

The Index is a modified, price-weighted index. Each stock’s weight in the Index is based on its price per share rather than the total market capitalization of the issuer. NKS calculates the Index by multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Underlying Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was 23.947 as of the Pricing Date, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing &50 by the par value of the relevant Underlying Stock, so that the share price of each Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of &50. Each Weight Factor represents the number of shares of the related Underlying Stock which are included in one trading unit of the Index. The stock prices used in the calculation of the Index are those reported by a primary market for the Underlying Stocks, which is currently the TSE. The level of the Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Index in the event of certain changes due to non-market factors affecting the Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Underlying Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Index immediately after the change, will equal the level of the Index immediately prior to the change.

Underlying Stocks may be deleted or added by NKS. However, to maintain continuity in the Index, the policy of NKS is generally not to alter the composition of the Underlying Stocks except when an Underlying Stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Underlying Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Index, NKS will select, in accordance with certain criteria established by it, a replacement for the deleted Underlying Stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Underlying Stocks. As a result, an existing Underlying Stock with low trading volume and not representative of a market will be deleted.

NKS is under no obligation to continue the calculation and dissemination of the Index. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to

ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. NKS has no obligation to take the needs of ML&Co. or the holder of the Notes into consideration in determining, composing or calculating the Index. NKS is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. NKS has no obligation or liability in connection with the administration or marketing of the Notes.

The use of and reference to the Index in connection with the Notes have been consented to by NKS, the publisher of the Index.

None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index. NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining any Starting Values or Ending Values or any redemption amount payable to you on the maturity date of the Notes.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Index, and these limitations may, in turn, adversely affect the value of the Notes.

Historical Data on the Index

The following table sets forth the closing levels of the Index on the last business day of each year from 1967 through 2003. The historical experience of the Index should not be taken as an indication of future performance and no assurance can be given that the level of the Index will not decline and thereby reduce the redemption amount which may be payable to you on the maturity date.

Year-End Closing Levels of the Index

Year	Closing Value	Year	Closing Value
1967	1,281	1986	18,701
1968	1,715	1987	21,564
1969	2,359	1988	30,159
1970	1,987	1989	38,916
1971	2,714	1990	23,849
1972	5,208	1991	22,984
1973	4,307	1992	16,925
1974	3,817	1993	17,417
1975	4,359	1994	19,723
1976	4,991	1995	19,868
1977	4,866	1996	19,361
1978	6,002	1997	15,259
1979	6,569	1998	13,842
1980	7,116	1999	18,934
1981	7,682	2000	13,786
1982	8,017	2001	10,543
1983	9,894	2002	8,579
1984	11,543	2003	10,677
1985	13,113

The following table sets forth the level of the Index at the end of each month in the period from January 1999 through October 2004. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes.

	1999	2000	2001	2002	2003	2004
January	14,499	19,540	13,844	9,998	8,340	10,784
February	14,368	19,960	12,884	10,588	8,363	11,042
March	15,837	20,337	13,000	11,025	7,973	11,715
April	16,702	17,974	13,934	11,493	7,831	11,762
May	16,112	16,332	13,262	11,764	8,425	11,236
June	17,530	17,411	12,969	10,622	9,083	11,859
July	17,862	15,727	11,861	9,878	9,563	11,326
August	17,437	16,861	10,714	9,619	10,344	11,082
September	17,605	15,747	9,775	9,383	10,219	10,824
October	17,942	14,540	10,366	8,640	10,560	10,771
November	18,558	14,649	10,697	9,216	10,101
December	18,934	13,786	10,543	8,579	10,677

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index. On the Pricing Date, the closing value of the Index was 10,872.33.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States federal income tax law. Specifically, the CPDI Regulations generally require a U.S. Holder of this type of an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of a projected cash payment on the maturity date of an amount equal to $12.0974 per unit of the Notes (the “Projected Total Redemption Amount”). This represents an estimated yield on the Notes equal to 3.72% per annum, compounded semiannually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note’s adjusted issue price will equal the Note’s issue price (i.e., $10), increased by the interest previously accrued on the Note. On the maturity date of a Note, in the event that the actual cash payment on the maturity date (the “Actual Total Redemption Amount”) exceeds $12.0974 per unit of the Notes (i.e., the Projected Total Redemption Amount), a U.S. Holder will be required to include the excess of the Actual Total Redemption Amount over $12.0974 per unit of the Notes (i.e., the Projected Total Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the Actual Total Redemption Amount, if any, is less than $12.0974 per unit of the Notes (i.e., the Projected Total Redemption Amount), the amount by which the Projected Total Redemption Amount (i.e., $12.0974 per unit of the Notes) exceeds the Actual Total Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest. Any remaining portion of the Projected Total Redemption Amount (i.e., $12.0974 per unit of the Notes) in excess of the Actual Total Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules generally will be an ordinary loss to the extent of interest previously included in income and, thereafter, capital loss. Any such capital loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder would be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally would equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain would be treated as ordinary income. Any taxable loss would be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally would be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations would be treated as original issue discount.

All prospective investors in the Notes should consult their own tax advisors concerning the potential application of the CPDI Regulations to their investment in the Notes. Investors in the Notes will be able to obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The projected payment schedule (including both the Projected Total Redemption Amount and the estimated yield on the Notes) will have been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and will be neither a prediction nor a guarantee of what the Actual Total Redemption Amount will be, or that the Actual Total Redemption Amount will even exceed $9.70.

The following table sets for the amount of interest that will be deemed to have accrued with respect to each $10 principal amount of the Notes during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both the Projected Total Redemption Amount and the estimated yield equal to 3.72% per annum (compounded semiannually)) as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes.

Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit)
November 30, 2004 through May 30, 2005	$0.1845	$0.1845
May 31, 2005 through November 30, 2005	$0.1894	$0.3739
December 1, 2005 through May 30, 2006	$0.1929	$0.5668
May 31, 2006 through November 30, 2006	$0.1966	$0.7634
December 1, 2006 through May 30, 2007	$0.2002	$0.9636
May 31, 2007 through November 30, 2007	$0.2039	$1.1675
December 1, 2007 through May 30, 2008	$0.2077	$1.3752
May 31, 2008 through November 30, 2008	$0.2116	$1.5868
December 1, 2008 through May 30, 2009	$0.2155	$1.8023
May 31, 2009 through November 30, 2009	$0.2195	$2.0218
December 1, 2009, through January 22, 2010	$0.0756	$2.0974

Projected Total Redemption Amount = $12.0974 per unit of the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the redemption amount payable to you on the maturity date.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The restated consolidated financial statements and the related restated financial statement schedule incorporated in this pricing supplement by reference from the Current Report on Form 8-K of Merrill Lynch & Co., Inc. and subsidiaries dated May 4, 2004 for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated March 1, 2004 (May 4, 2004 as to Note 2) (which express unqualified opinions, and which report on the consolidated financial statements includes explanatory paragraphs for the change in accounting method in 2002 for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and for the change in accounting method in 2004 for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, by retroactively restating its 2003, 2002 and 2001 consolidated financial statements), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 26, 2004 and March 28, 2003, June 25, 2004 and June 27, 2003 and September 24, 2004 and September 26, 2003, which are incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc. and subsidiaries’ Quarterly Reports on Form 10-Q for the quarters ended March 26, 2004, June 25, 2004 and September 24, 2004 and incorporated by reference herein, they did not audit and they do not express opinions on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	PS-15
Calculation Day	PS-12
Calculation Period	PS-12
Ending Value	PS-4
Index	PS-3
Index Business Day	PS-12
Market Disruption Event	PS-14
Minimum Redemption Amount	PS-4
Notes	PS-1
Participation Rate	PS-4
Pricing Date	PS-4
Starting Value	PS-4
successor index	PS-15
Supplemental Redemption Amount	PS-4
Underlying Stocks	PS-3

1,900,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

97% Protected Notes

Linked to the Performance of the Nikkei 225 Index

due January 22, 2010

(the “Notes”)

$10 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

November 24, 2004